$390,000.00

Woodland Rockwell No 1 GP

d/b/a

CF0008

390 UNITS OF PARTNERSHIP INTEREST

PRICE $1,000.00 PER UNIT

MINIMUM 2 UNITS - $2,000.00

This Offering Circular describes the participation in units ("Units") of interest ("Interest" or "Partnership Interest") in Woodland Rockwell No 1 GP (the "Partnership"), which has been formed under Texas law to engage primarily in the business of investing in the re-stimulation of a single vertical producing oil and gas well identified as "Rockwell No.1" located in Weld County, Colorado about 35 miles north of downtown Denver in the prolific Denver-Julesburg Basin. ("Project" or "Well"). Woodland Resources, LLC is the Project sponsor.

Affiliated Commercial Services, Inc ("ACSI") will serve as the Managing Partner of the Partnership (the "Manager"). Upon meeting the requirements described herein and acceptance by the Manager of the Subscription Agreements in their electronic form set forth on *crudefunders.com* (the "Website"), subscribers will be admitted as general partners ("Partners") in the Partnership. All Partners will be obligated to enter into the Partnership Agreement, and subsequent Company Agreement upon merger with CF0008, LLC (the "Company"), in substantially the forms described herein and set forth on the Website. Capitalized terms not otherwise defined herein may be found in the "Definitions" section of this Offering Circular.

Entoro Securities, LLC (*entoro.com*) is the Website's intermediary and Broker Dealer for this offering. The Target Offering Amount is $390,000, through the offering of 390 Units of $1,000 per Unit. The minimum subscription per investor is two (2) Units (or $2,000) with a maximum individual investment amount of $107,000.

The funds will be used to complete the objectives of the Partnership respect to the Project. There can be no assurance that the Partnership's objectives will be achieved. The Partnership is a separate entity sole owned by the investors of this offer, and the Partners will not have, by virtue of their Partnership Interests, any rights or obligations with respect to any other partnership, Partnership, or project.

INHERENT IN THIS OFFERING ARE SUBSTANTIAL RISKS, AMONG OTHERS, RELATED TO: + SPECULATIVE NATURE OF OIL AND GAS EXPLORATION + SPECULATIVE REVENUES FROM PRODUCTION, IF ANY + INABILITY TO SELL OR TRANSFER UNITS + UNINSURED RISKS + POSSIBLE LOSS OF ENTIRE INVESTMENT + POLLUTION HAZARD + SEE "RISK FACTORS."

WOODLAND-ROCKWELL NO. 1

PARTNERS ARE PROHIBITED FROM RELYING ON THE MANAGER, THE INTERMEDIARY OR THE WEBSITE FOR THE SUCCESS OR PROFITABILITY OF THE PROJECT OR THE GENERAL PARTNERSHIP.

AN OIL AND GAS AND CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PROJECT, PARTNERSHIP, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE US SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

ALL PROPOSED PARTNERS ARE REQUIRED TO ACKNOWLEDGE, WARRANT AND REPRESENT THAT THEY HAVE REVIEWED THIS OFFERING CIRCULAR AND THE OFFERING AND THAT PARTNERS ARE NOT RELYING ON THE MANAGERIAL EFFORTS OF THE MANAGER FOR THE SUCCESS OF THE PARTNERSHIP.

THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR OR ON THE WEBSITE HAS BEEN OBTAINED FROM SOURCES BELIEVED BY THE MANAGER TO BE RELIABLE, AND SUCH INFORMATION IS BELIEVED TO BE ACCURATE AND COMPLETE. HOWEVER, NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE OF THE UNITS DESCRIBED HEREIN SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS TRUE AND ACCURATE AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

NO PERSON OTHER THAN THE MANAGER AND AUTHORIZED EMPLOYEES OR AGENTS OF THE INTERMEDIARY HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFERING AND THE UNITS DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE MANAGER OR THE INTERMEDIARY NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR OR THE WEBSITE.

THE PURPOSE OF THIS OFFERING CIRCULAR IS TO PROVIDE A PROSPECTIVE PARTNER WITH THAT INFORMATION THAT THE MANAGER BELIEVES IS PERTINENT IN MAKING AN INFORMED DECISION AS TO PARTICIPATION IN THE PARTNERSHIP AND MAY BE REQUIRED BY APPLICABLE LAW. IT IS RECOGNIZED THAT ADDITIONAL INFORMATION MAY BE DESIRED BY A PROSPECTIVE PARTNER PRIOR TO MAKING HIS OR HER DECISION. THEREFORE, EACH PROPOSED PARTNER IS ENCOURAGED TO MAKE FURTHER INQUIRY IN AN EFFORT TO SATISFACTORILY ANSWER ANY QUESTIONS HE OR SHE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE THROUGH WEBSITE.

PROSPECTIVE MARTNERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY SUBSEQUENT DOCUMENTS PROVIDED ON THE WEBSITE AS LEGAL OR TAX ADVICE. NEITHER THE PARTNERSHIP NOR THE MANAGER MAKES ANY REPRESENTATIONS AS TO THE EFFECT OF PARTICIPATING IN UNITS DESCRIBED HEREIN ON THE PARTICULAR FEDERAL OR STATE INCOME TAX SITUATION OF ANY PROSPECTIVE PARTNER.

ANY COMMUNICATION REGARDING PARTICIPATION IN THE UNITS DESCRIBED HEREIN SHALL ONLY BE MADE THROUGH WEBSITE TO ENSURE, AMONG OTHER THINGS, ADHERENCE TO THE STATUTORY REQUIREMENTS.

CERTAIN STATEMENTS, ESTIMATES AND PROJECTIONS CONTAINED IN THIS OFFERING CIRCULAR OR ON THE WEBSITE HAVE BEEN PREPARED BY THE PARTNERSHIP'S VARIOUS ADVISORS AND AFFILIATES AND REVIEWED BY THE MANAGER, AND ARE CONTAINED HEREIN FOR THE LIMITED PURPOSE OF EVALUATING THIS OFFERING OF THE PARTNERSHIP BY ILLUSTRATING, UNDER CERTAIN LIMITED ASSUMPTIONS, THE RESULTS OF PROJECTED OPERATIONS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED ON CERTAIN ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, POLITICAL, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE MANAGER AND THE PARTNERSHIP, AND ARE BASED UPON ASSUMPTIONS WITH RESPECT TO FUTURE BUSINESS DECISIONS THAT ARE SUBJECT TO CHANGE. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS OR THE UNDERLYING ASSUMPTIONS WILL BE REALIZED, AND THE ACTUAL RESULTS OF OPERATIONS ARE VERY LIKELY TO BE MATERIALLY DIFFERENT FROM THOSE SHOWN. UNDER NO CIRCUMSTANCES SHOULD THE INCLUSION OF THE PROJECTIONS BE REGARDED AS A REPRESENTATION, WARRANTY OR PREDICTION BY THE PARTNERSHIP OR ANY OTHER PERSON WITH RESPECT TO THE ACCURACY THEREOF OR THE ACCURACY OF THE UNDERLYING ASSUMPTIONS, OR THAT THE PARTNERSHIP WILL ACHIEVE OR IS LIKELY TO ACHIEVE ANY PARTICULAR RESULTS. THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP'S ACTUAL FUTURE RESULTS WILL NOT VARY MATERIALLY FROM THE PROJECTIONS. EACH RECIPIENT OF THIS OFFERING CIRCULAR IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON PROJECTIONS.

THE WEBSITE CONTAINS MUCH GENERAL INFORMATION ABOUT THE PROJECT, THE PROJECT SPONSOR AND PLANS OF THE PROJECT SPONSOR TO DEVELOP ADDITIONAL WELLS IN THE SAME OIL FIELDS. THE PARTNERSHIP WILL OWN AN INTEREST IN THE WELL DESCRIBED HEREIN ONLY

AND NOT AN INTEREST IN THE OIL FIELDS AROUND THE WELL. HISTORIC PRODUCTION AND WELL RESULTS FROM OTHER WELLS IN THE FIELD ARE NOT A GUARANTEE OR SIMILAR PRODUCTION RESULTS FROM THE WELL. ADDITIONALLY, AN INVESTMENT IN THE PARTNERSHIP PROVIDES THE INVESTOR WITH NO RIGHT TO INVEST IN FUTURE WELLS DRILLED BY THE OPERATOR OR PROJECT SPONSOR IN SUCH OIL FIELDS OR ELSEWHERE.

EACH PROSPECTIVE PARTNER SHALL BE REQUIRED TO EXECUTE A SUBSCRIPTION AGREEMENT AND DIGITALLY SIGN A RECEIPT FOR HIS OR HER COPY OF THIS OFFERING CIRCULAR, A COPY OF WHICH IS ATTACHED HERETO, AND SHALL FURTHER, BY THE EXECUTION THEREOF, MAKE THOSE REPRESENTATIONS REFERRED TO THEREIN. SEE "PLAN OF ORGANIZATION AND SUITABILITY STANDARDS." THE MANAGER ON BEHALF OF THE PARTNERSHIP SHALL FURNISH PARTNERS CERTAIN INFORMATION AND REPORTS AND THE PARTNERSHIP AGREEMENT, WHICH ARE PROVIDED ON THE PARTNERSHIP WEBSITE.

THE INTERMEDIARY INTENDS TO QUALIFY THE PURCHASE OF THE UNITS OF PARTNERSHIP INTERESTS AS TRANSACTIONS EXEMPT FROM REGISTRATION REQUIREMENTS OF FEDERAL AND STATE SECURITIES LAWS AND REGULATIONS, AS MAY BE APPLICABLE PURSUANT TO TITLE III OF DODD-FRANK AS A CROWDFUNDING OFFERING.

PARTICIPATION AS A PARTNER HEREIN IS SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND ONLY THOSE PERSONS WHO ARE ABLE TO BEAR THE FINANCIAL RISKS REFERRED TO IN THIS OFFERING CIRCULAR, INCLUDING THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENT, SHOULD CONSIDER PARTICIPATING IN THIS PARTNERSHIP. THERE IS NO PUBLIC MARKET FOR THE UNITS.

THERE IS NO READY MARKET FOR THE SALE OF THE SECURITIES ACQUIRED FROM THIS OFFERING; IT MAY BE DIFFICULT OR IMPOSSIBLE FOR AN INVESTOR TO SELL OR OTHERWISE DISPOSE OF THIS INVESTMENT. AN INVESTOR MAY BE REQUIRED TO HOLD AND BEAR THE FINANCIAL RISKS OF THIS INVESTMENT INDEFINITELY.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND, THEREFORE, CANNOT BE RESOLD UNLESS THE SECURITIES ARE REGISTERED OR QUALIFY FOR AN EXEMPTION FROM REGISTRATION UNDER FEDERAL AND STATE LAW.

A PROSPECTIVE PARTNER SHOULD READ THE BALANCE OF THIS OFFERING CIRCULAR WHICH DETAILS THE INFORMATION IN THIS SUMMARY AND CONTAINS OTHER IMPORTANT INFORMATION ABOUT THE PARTNERSHIP.

SUMMARY OF THE OFFERING

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. THIS SUMMARY IS PROVIDED FOR CONVENIENCE, SHOULD NOT BE CONSIDERED COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY, AND IS SUBJECT TO, THE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR OR IN THE FORM C, OR INCORPORATED BY REFERENCE INTO THIS OFFERING CIRCULAR OR IN THE FORM C, OR OTHERWISE PROVIDED ON THE WEBSITE. EACH PROSPECTIVE INVESTOR SHOULD READ THIS OFFERING CIRCULAR IN ITS ENTIRETY, AS WELL AS ALL DOCUMENTS ATTACHED HERETO AND/OR REFERRED TO HEREIN.

PROJECT SCOPE

Woodland Resources, Inc., a Wyoming limited liability company, (the "Project Sponsor") and its Affiliates, upon the successful raise of this Offering, will re-stimulate the conventional vertical well in Colorado known as the Woodland Rockwell No. 1 (the "Well") under the terms of a turnkey agreement.

The Well was completed in March 1984 between 5628' and 5934' measured depth in the Niobrara-Codell formation (Late Cretaceous age) in 29-4N-68W in the Denver-Julesburg Basin in Weld County, Colorado. The Well has recovered to-date approximately 94,000 barrels of oil (94 Mbo) and 167 million cubic feet of gas (167 MMcf) and currently produces approximately 2-3 bopd and 1-2 Mcfd.

There are a number of nearby wells that are completed and producing in different traps of the same formation and have been re-stimulated (or re-fractured) as many as three times over the years. The first such re-stimulation in these analogous wells resulted in additional recoveries of oil between 58% and 185% and of gas between 89% and 248%. The Sponsor's projection of recovery from re-stimulation of the Rockwell #1 is 77 Mbo (82% increase) and 115 MMcf (69% increase).

CONVERSION OF PARTNERSHIP INTERESTS INTO PARTNERSHIP INTERESTS

The Partnership is seeking to $390,000 from investors 18 years and older (as defined in Regulation CF) to re-stimulate the Well. After the Well re-stimulation is finished, and the Well is returned to production, the Manager shall within one (1) business day cause the Partnership to merge into CF0008, LLC (the "Company"). The Merger Agreement between the Partnership and the Company shall provide that, after the Merger (the "Merger"), the General Partners will own 100% of the Membership Interests in the Company and 50% of the Working Interests in the Well. The Partnership and Company Agreements shall require the entities to enter into such Merger Agreement under such terms.

PARTICIPATION IN COSTS AND REVENUES

Each Partner's participation in the venture as set forth in the Project Participation Agreement will be measured by their respective Partnership Interests in the Partnership and subsequent

Membership Interests held, assuming that the merger with the Company is consummated, the Partnership will own and be entitled to a:

a. An undivided fifty percent (50.00%) working interest in the Well; and

b. An undivided forty percent (40.00%) net revenue interest in the Well.

A "working interest" is an ownership interest in an oil and gas lease or wellbore. After royalties and overriding royalties are paid, the working interest also entitles the Partnership to its share in production revenues with other working interest owners, based on the percentage of working interest-owned.

A "net revenue interest" is a share of production after all burdens, such as royalty and overriding royalty, have been deducted from the working interest. It is the percentage of production that each party actually receives.

THE MANAGER

The Partnership Manager, Affiliated Commercial Services, Inc. ("ACSI"), Texas corporation governed by its Articles of Incorporation, Bylaws and the Texas Business Organizations Code (the "Texas Code"). The Partnership Agreement names ACSI as initial Manager. The Partners will have all of the rights and will be subject to all of the liabilities of a Partner under the Texas Code. Upon the expiration of the Application Period, the Partners will be issued a Partnership Interest, in the Partnership, and the Manager shall manage the day-to-day business of the Partnership, pursuant to the terms of the Partnership Agreement.

The Manager has been in the business of management of privately held old and gas interests and other interests for over twenty-two (22) years. The Manager has one employee, Manfred Sternberg, who is the President of the Manager. The Manager is 100% owned by Mr. Sternberg's immediate family through a Family Limited Partnership. Mr. Sternberg has a long history as a business entrepreneur. After beginning his career at Shell Oil Co. in its land department, Mr. Sternberg has practiced law in Houston, Texas for over 30 years maintaining an active civil law practice focusing on commercial litigation and corporate counsel for energy and high technology companies. Mr. Sternberg has been Board Certified in Consumer and Commercial Law by the Texas Board of Legal Specialization since 1993.

The Manager is entitled to charge the Company, post-merger, a reasonable management fee as set forth in the Company Agreement.

THE SPONSOR

Woodland Resources, LLC (the Project "Sponsor") was formed in May 2010 to serve as a sponsor of oil & gas development projects and to engage in Exploration and Production of oil & gas properties. Woodland Partners Holdings, LLC, a Delaware limited liability company ("WPH"), also formed in May of 2010, is the manager of Woodland Resources, LLC. The principals of WPH are described below:

Phillip Galyen - Age 61, is a Managing Member of the WPH. Galyen graduated from Texas Tech University, School of Law, with a Doctor of Jurisprudence in 1982 and from the University of Texas at Arlington in 1979 with a BA in Business Administration. Galyen entered the oil & gas industry in 2005 as an investor in several prospects, conventional and unconventional plays including the Barnett Shale, the Ft Worth Basin and the Texas Gulf Coast. In 2009, he expanded his involvement in the industry as a managing member of Woodland Partners Holdings, LLC and its subsidiaries to continue his involvement in oil & gas projects. Also, CEO of Bailey & Galyen, which was formed over 25 years ago, has become one of the largest consumer law practices in Texas. Galyen brings extensive leadership and executive management skills to the Sponsor's management team.

Michael Patman - Over 38 years of experience in all phases of oil and gas exploration and development. Specialist in identifying and acquiring undervalued oil and gas properties by utilizing long term industry contacts, geologist, geoscientist and engineers. Patman provides the Sponsor with expertise and efficient evaluation filters before purchase or sell decisions are made. Goal oriented team player and good communicator. Member of: Society of Petroleum Engineers, IOPA, IADC, Who's Who International. Texas A&M University and Hill College. 1975-79. Mr. Patman has been featured on ABC's "Over a Barrel", WFAA:s "Dark clouds have silver linings", Channel 8 News expert commentator regarding "Surface Casing Practices – Protecting the Water Table in Oil & Gas Operations", honored guest speaker at Society of Petroleum Engineers, Rotary Club, Roger Staubach's "Inside Dallas" and the "Texas Financial Review".

Paul Crouch - Age 60, is a Member of the WPH. Crouch graduated from the University of Houston, School of Law, with a Doctor of Jurisprudence in 1985 and from Texas State University with a Bachelor of Science in Political Science in 1979. He is actively engaged in lease and mineral interest acquisitions, resource development, tubular, pipelines and on and off shore oil rig manufacturing. As a Managing Member of the WPH, Crouch provides expertise in oil and gas exploration and production with a working knowledge and practical experience in operations, drilling, production, rig manufacturing, mineral interests and mineral lease acquisitions.

Robert Spencer - Age 61, is a Member of the WPH. Spencer graduated from the University of Texas in 1977 with a BA in Business Administration. After graduation, he entered the banking business working in various capacities including VP in the commercial lending area with senior level responsibilities on the Loan Committee, and Advisor to the Board of Directors for 10 years. He then began his career as an entrepreneur in the construction and real estate industry where he was a partner in a Colorado development project that built a hotel, ski shop and athletic club facility. Spencer is currently the President and Managing Partner for LNW Management, LLC, which acts as a general partner for various real estate entities.

THE SPONSOR WILL MAINTAIN BEFORE AND AFTER THE MERGER FORTY-FIVE PERCENT (45.00%) WORKING INTEREST IN THE WELL.

THE OPERATOR

Woodland Operating, LLC, aka WY Woodland Operating LLC, a Wyoming limited liability company, was formed on May 15, 2009 and is licensed and currently operating in Colorado,

Oklahoma and Texas ("Operator"). Furthermore, Operator is wholly owned by the Sponsor (*woodlandresources.com*) and is bonded by the Colorado Oil & Gas Conservation Commission. Application for the workover permit will be made at the time the Offering is closed. Permit approval will take 3 days or less.

THE TURNKEY COMPLETION CONTRACT

The Partnership will enter into a Turnkey Re-Stimulation Contract with the Project Sponsor for the re-stimulation of the Well equal to the "Turnkey Price" or net proceeds of this Offering in the amount of $331,500.00. Pursuant to this Offering and the Turnkey Re-Stimulation Contract, the Project Sponsor will receive a single draw against the Turnkey Price to engage the Operator and re-stimulate the Well. There is a chance that the Well re-stimulation could fail and reduce production below commercially economic viable quantities of hydrocarbons, then Well will be plugged and abandoned at the sole expense of the Sponsor and Operator at no additional cost or liability to the investors.

Should the project costs for re-stimulation be less than the Turnkey Price the Project Sponsor is entitled to retain that difference as a fee for engineering, planning and managing that effort.

Woodland Resources, Inc., as the Project Sponsor, which is an Affiliate of the Operator along with other working interest partners owned 100% of the working interest prior to Offering and will maintain forty-five percent (45.00%) of the working interest after the Offering and Merger are completed.

OPERATING AGREEMENT

Upon completion of the re-stimulation and the Well is returned to production, the costs and expenses of operating the Well will be governed by a Joint Operating Agreement ("JOA") to be based on the AAPL MODEL 610-1989 Joint Operating Agreement, which the Partnership will execute with respect to the working interest it holds.

The Operator will be responsible to plan and oversee all day-to-day re-stimulation, producing operations, workovers, testing and routine maintenance operations on the Well. As provided for in the JOA the majority working interest owners, have the right in certain circumstances to appoint or change the Operator and to participate in the determination of various operations and production matters for the Well.

CAPITAL RAISE

The Partnership is offering through the Intermediary a 390 Units of Partnership Interests (the "Interests") for an aggregate subscription price of $390,000.00 to qualified participants of a Regulation CF Offering as set forth by the SEC. The capital contribution shall be $1,000.00 per Unit of Interest for aggregate capital contributions of $390,000.00. Upon finishing the re-stimulation of the Well, the Company believes that the Well's production revenues will sustain its ongoing capital needs.

The Partnership is leaving the option open to raise up to a maximum of $410,000 for a total of 410 Units should the any of the investors request their funds returned prior to the closing of escrow as defined in Regulation CF. Any funds remaining in escrow after disbursement of $390,000 will be returned to the investors in the order of last in, first returned.

Upon acceptance by the Manager of qualified and suitable Partners, prospective Partners will be admitted as Partners in the Partnership. Each Partner will be required to enter into the Partnership Agreement of Woodland-Rockwell No 1 GP ("Partnership Agreement"), provided for on the Website, which supplements this Offering Circular.

The Issuer will commence the Offering as of January 31, 2018, and continue to offer unsold units initially through March 8, 2018 (the "Application Period"), unless the Offering Termination Date is extended as provided hereby. In the event that the Target Offering Amount of $390,000 is not fully subscribed by 7:00 o'clock p.m., Central Time, on March 8, 2018 (the "Offering Termination Date") all funds will be returned to investors, unless the Manager in its sole discretion, elected to notify investors in advance and extend the Offering 21 days.

Each Prospective Partner shall be required to complete the Subscription Agreement on the Website. Either the Manager or the Intermediary retains the right to accept or reject any applicants who do not meet, in whole or in part, the required SEC requirements described herein and in the Subscription Agreement. If the Capital Raise is not fully subscribed by the Offering Termination Date (as extended), the Offering will be terminated, in which event each Prospective Partner will be refunded his or her subscription in full without interest.

PAYMENT OF CAPITAL CONTRIBUTIONS MUST BE PAID IN CASH OR OTHER READILY AVAILABLE FUNDS.

CRUDEFUNDERS, LLC

Crudefunders, LLC, which is a representative of the Intermediary, will offer certain services to the Partnership and the Company, including funding portal management & marketing services during the Application Period, and ongoing investor relations and administrative support services. Crudefunders will perform these services, independent of the Intermediary, on behalf of the Issuer and will receive a working interest of five percent (5.0%), and an annual investor services and administration fee equal to $25 per investor with a minimum annual fee of $2,500.

MAKING AN INVESTMENT IN THE PARTNERSHIP

When you complete your investment in the Partnership, your money will be deposited with an escrow account with Prime Trust, as the escrow agent will watch over your investment until it is accepted by the Manager. Once the Manager accepts your investment, the Target Offering Amount of $390,000 has been fully subscribed, certain regulatory procedures are completed and confirmed, your money will be transferred from the escrow account to the Partnership in exchange for your respective Interests. At that point, you will be an investor in the Partnership.

Regulation CF rules regarding the investment process:

1. Investors may cancel an investment commitment until 48 hours prior to the Offering Termination Date (as may be extended);

2. The Intermediary will notify investors when the target offering amount has been met;

3.   If the Partnership reaches the Target Offering Amount prior to the Offering Termination Date, the Partnership may close the Offering early by providing notice about the new Offering deadline at least five (5) days prior to such deadline (absent material change that would require an extension of the Offering and reconfirmation of the investment commitment); and

4.   If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the investor's funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?   To make an investment, you will need the following information readily available:

1.   Personal information such as your current address and phone number;

2.   Employment and employer information; and

3.   Net worth and income information.

How much can I invest?   An investor is limited by the SEC Crowdfunding Rules as to the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth to a maximum of $107,000.

APPLICATION OF PROCEEDS

Assuming the dddddddddarget number of Units are subscribed, and funds received, the Partnership will complete the purchase of fifty percent (50.00%) working interest in the Well. Following the Merger, all the Partnership Interests owned by the Initial Partners (i.e. the investors participating in this Offering) will convert and own one hundred percent (100%) of the membership interests in the Company.

The Partnership intends to apply these proceeds substantially as set forth herein, subject to the possible reallocation in the sole discretion of the Partnership.

Description	If Target Offering Amount Sold
Total Proceeds	$ **390,000**
Less: Offering Expenses:	
(A) Intermediary Commission	($ 39,000)
(B) Offering Preparation & Listing Fee	($ 15,500)
(C) Escrow, Bank & Closing Costs	($ 4,000)
Net Proceeds	$ **331,500**
Use of Net Proceeds:	
Turnkey Re-stimulation of Well to Sponsor	$ 331,500
Total Use of Net Proceeds	$ **390,000**

REPORTS TO PARTNERS

The Manager on behalf of the Partnership will furnish Partners with quarterly activity, operating and production reports made available on the website at: *cf0008.crudefunders.com*.

In addition, the Partnership, as a Partnership that has raised money via Regulation CF, must file information with the SEC and post it on its website on an annual basis. Partnership updates are important to keep investors educated and informed about the progress of the Partnership and its investment in the Well. This annual report will include information similar to the Partnership's initial e-filed forms and key information that the Partnership will want to share with its investors.

In certain circumstances, the Partnership may terminate its ongoing SEC reporting if:

1. The Partnership becomes a fully reporting registrant with the SEC;

2. The Partnership has filed at least one annual report, but has no more than 300 Partners of record;

3. The Partnership has filed at least three annual reports, and has no more than $10 million in assets;

4. The Partnership or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act; or

5. The Partnership ceases to do business.

However, regardless of whether the Partnership has terminated its ongoing reporting requirements per SEC rules, the Partnership commits to provide its investors quarterly updates.

How do I keep track of this investment? You can review the Website as any time to receive periodic updates from the Partnership about its business.

TAX RULINGS

The Partnership presently does not intend to seek a ruling from the Internal Revenue Service on any other federal or state tax matter that may arise in connection with the formation, organization and/or operation of the Partnership.

CONFLICTS OF INTEREST

The Manager, Sponsor and Operator may all be involved in other businesses like that of the Partnership. Even though they are being compensated as participants in the Partnership and or Project, such activities may place constraints on the time and focus that they may have to devote to Partnership activities.

RISKS

SAFE HARBOR

Information contained herein may contain forward-looking statements that are not guarantees of future success or that there cannot be losses. The actual presence or recoverability of reserves for optimal and timely recovery, well costs or schedules or other matters cannot be promised. This investment involves risks and uncertainties, that could cause actual results to differ materially from those estimated herein. The Manager believes the forward-looking statements are based on current reasonable assumptions but can give no assurance that results will be achieved. Unpredictable and unanticipated risks, trends and uncertainties including inability to accurately forecast operating results; the potential inability to achieve profits or have cash flow; access to financing; and other risks must be understood. Neither the Manager nor the Intermediary assumes any obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

MANAGER

The Partnership Agreement grants extensive and significant management powers to the Manager. The Partners will not have, by virtue of their Interests, any rights or obligations with respect to the Manager or any other Partnership that may be formed in the future by the Manager.

DISCLOSURE OF ANY KNOWN PERSONAL LEGAL PROCEEDINGS

Neither the Manager nor any of its principals or officers is currently involved in any legal proceedings and does not anticipate any such proceedings or know of any legal proceedings that may be instituted.

A PROSPECTIVE PARTNER IS URGED TO READ THIS OFFERING CIRCULAR IN ITS ENTIRETY AND THE SUPPLEMENTAL INFORMATION AVAILABLE ON THE WEBSITE THAT IS REFERENCED HEREIN AND THAT DETAILS THE INFORMATION IN THIS SUMMARY AND CONTAINS OTHER IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND SUBSEQUENT MERGER. INVESTING IN THE PARTNERSHIP INVOLVES A HIGH DEGREE OF FINANCIAL RISK. AN INDIVIDUAL CONTEMPLATING SUCH PARTICIPATION SHOULD CONSIDER THE FOLLOWING SPECIAL RISK FACTORS IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS OFFERING CIRCULAR.

NEW PARTNERSHIP OPERATIONS

The Partnership is newly formed entity and will have limited financial resources. Upon completion of the Capital Raise, the Partnership funds will only be sufficient to purchase the Working Interest in the Well and fund the Well re-stimulation. Under normal circumstances, substantially all net earnings are expected to be distributed to Partners through the Company. On occasion, however, distributions may be withheld to pay costs, notwithstanding the Turnkey Re-stimulation Contract.

DECLINING PRODUCTION

It should also be noted that all wells decline over time, some more drastically than others. Moreover, actual longer-term production, if sustained, should not be compared with Initial Production values. For several reasons, including the unpredictability of oil and gas pricing and development and differences in program structure, property location, program size and economic conditions, operating results obtained by any prior wells in the area of the proposed Well should not be considered as indicative of the operating results obtainable by this Partnership.

NON-TRANSFERABILITY, LACK OF LIQUIDITY, AND LIMITED QUALIFICATION OF PARTNERSHIP

Partners should not expect to be able to readily liquidate their Interest in the Partnership, if needed, and, therefore, the Units may not represent satisfactory collateral for a loan. No public market exists for the Units, and the Partnership Interests they represent, and it is anticipated that none will ever exist. The transferability provisions in the Partnership Agreement and SEC Regulation CF make the Units and the Partnership Interests they represent non-liquid.

NATURE OF THE LIABILITY OF A PARTNER

Under the provisions of the Partnership and Texas Code, each of the Partners shall have the status of a Partner in a limited liability Partnership formed for a specific business purpose. The general discussions herein concerning partnerships also apply to the Partnership. The Partnership Agreement provides that no Partner (other than the Manager) shall have any right or authority to take any action on behalf or in the name of the Partnership or to obligate the Partnership to any third party for any reason or in any matter whatsoever, and that each Partner shall indemnify, defend and hold harmless the Partnership and all other Partners (including the Manager) from and against any loss, claim, cause of action, item of damages, expense or cost (including attorney fees and court costs) arising directly or indirectly out of any act of such Partner in breach of the Partnership Agreement. There is no assurance that all risks and liabilities that exist or may arise can be adequately insured against. See "RISK FACTORS - General Risks of Oil and Gas Ventures: Uninsured Risks." The Partnership may be dissolved by, among other things, a vote of all of the Partners or a cessation of business. Upon dissolution, the Partnership is not terminated, but continues until the winding up of Partnership affairs is completed.

Under the Partnership Agreement, only the Manager may conduct Operations whether before or after dissolution of the Partnership. The Partnership Agreement provides that each Partner waives his or her right to cause or obtain the dissolution and liquidation of the Partnership, except upon the occurrence of certain specified events, or to withdraw from the Partnership for any reason, and provides, except upon the occurrence of certain special events, for the continuation of the Partnership upon the occurrence of any event that would otherwise give rise to the dissolution and liquidation of the Partnership under applicable law. Furthermore, each person proposing to become a Partner shall represent and warrant to the Partnership, as an express condition to the acceptance of his or her subscription, that he or she possesses the requisite financial suitability and capacity to participate in the Partnership upon the terms and conditions established therefore, and that he or she is not, as of the date of subscribing hereto, and has not been at any time during the ninety (90) day period immediately preceding the date of subscripting, insolvent or adjudicated bankrupt under the federal bankruptcy statutes.

PROJECT SPONSOR OBLIGATIONS

Pursuant to the Turnkey Re-stimulation Contract and after the Partnership pays the Turnkey Price, the Project Sponsor will be responsible to pay for the Partnership's share of project costs related to re-stimulation of the Well. To the extent the Project Sponsor does not have sufficient funds to meet those obligations, the Partnership and, therefore the Partners, could be adversely affected.

FINANCIAL & OPERATIONAL RISKS

CONFLICTS OF INTEREST

There are conflicts of interest inherent in the activities of the Manager. For example, the Manager and/or its Affiliates presently act, and in the future, will act as managers and Partners of other limited liability companies, partnerships and ventures, and do intend to manage other development ventures, and own and operate other oil and gas properties on their own behalf as well as on behalf of others. These other ventures are and/or may be in the vicinity of the Partnership leasehold and may be contiguous to the Partnership leasehold. Any conflicts of interest could adversely affect the Partnership and/or the interests of the Partners.

RE-STIMULATION RISKS

Even though this Offering is designed to mitigate the risk of investing in oil and gas, such activity is speculative by its very nature and involves a high risk of loss. Many risks are involved that experience, knowledge, scientific information and careful evaluation cannot avoid. Since the funds raised in this Offering (assuming the Target Offering Amount is raised) will be sufficient only for re-stimulation of the Well to a single depth based, which may result in a Production Decline that is rapid and irregular. Previous Production from the Well does not accurately indicate any consistent level of production to be derived therefrom.

OPERATING RISKS

The operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, formation collapse from microquakes and environmental hazards. Environmental hazards include oil spills, gas leaks, ruptures or discharges of toxic gasses. If any of these industry operating risks occur, the Partnership would incur substantial losses. The Partnership could also sustain substantial losses from injury or loss of life, severe damage to or destruction of property, clean up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, the Manager will require the Operator to carry insurance, naming the Partnership as an additional insured against some, but not all, of the risks described above. We cannot be assured that insurance will be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

ACCESSIBILITY TO PIPELINES AND/OR TRANSPORTATION SYSTEMS

The Operator has informed us that arrangements have not been made for the use of a pipeline for transmission of oil and that the Partnership has not budgeted for construction of a transmission line for gas or a storage or transportation system for oil and/or natural gas, if any. It is presently anticipated by the Operator that oil production, if any, from the Well, will be transported by truck. It is also anticipated by the Operator that construction of a pipeline or the availability of transportation systems may be undertaken if, and when, oil and/or gas is produced from the Well in quantities deemed sufficient by the Operator to justify such construction or availability. If pipeline construction is necessary, the Partnership's proportionate cost will not be included in the Turnkey Re-Stimulation Contract or the Turnkey Prices. Production from the Well and ultimate income to be derived therefrom, if any, will be dependent, in part, upon the successful and satisfactorily negotiated transportation system that in turn may be dependent on the availability of funds to the Partnership for such purpose(s).

GENERAL RISKS OF OIL AND GAS VENTURES. REGULATION AND MARKETABILITY OF GAS OR OIL DISCOVERED

The availability of a ready market for oil and/or gas, if any, discovered in the Well and the price obtained, therefore, will depend upon numerous factors, including, without limitation, the extent of domestic production and foreign imports of gas and/or oil, the proximity and capacity of pipelines, intrastate and interstate market demands, the extent and effect of federal regulations on the sale of oil and/or natural gas in interstate and intrastate commerce, and other government regulations affecting the production and transportation of oil and/or gas. In addition, certain daily allowable production constraints may change from time to time, the effect of which cannot be predicted by the Manager. There is no assurance that the Partnership will be able to market any oil and/or gas found by it at favorable prices, if at all, in order to provide income from the Partnership's Working Interests.

POLLUTION

Various local, state and federal environmental control agencies may impose regulations that could have a significant impact on the operations of the Partnership or could substantially increase the costs of operating a well.

DELAY IN DISTRIBUTIONS OF INCOME

Unavailability of, or delay in connection with, pipelines or other transportation systems, complexity of generating oil and gas production, or delay in obtaining necessary materials and/or services, satisfactory connections for oil and gas wells, delays in obtaining division orders and other circumstances that may delay the distribution of income, if any, for significant periods after discovery of oil or gas, if any.

POSSIBLE SHORTAGES

In the past, re-stimulation or fracking activities have, from time to time, created shortages of certain equipment necessary in the re-stimulation process of one or more wells. Due to a shortage of such equipment and general inflationary trends, the prices at which equipment was available escalated during such periods. There is a possibility that further price escalations will increase the Partnership's Operating Expenses, thus reducing the distributions, if any, available to the Partners.

COMPETITION

There are numerous individuals, partnerships, and major and independent oil companies with which the Partnership as a Working Interest owner will be in competition and that have greater financial and technical resources than those available to the Partnership or the Operator. Such an inferior competitive position could have a material adverse effect upon the productivity, marketability and profitability of the Partnership. See "COMPETITION, MARKETS, AND REGULATION."

UNINSURED RISKS

The Partnership's Operations will be subject to all of the operating risks normally connected with producing oil and gas, such as blow-outs and pollution that could result in the Partnership incurring substantial losses or liabilities. Although the Partnership Agreement provides for the securing of such insurance as the Manager deems necessary and appropriate, certain risks are uninsurable and others may be either uninsured or only partially insured because of high premium costs or other reasons. In the event the Partnership incurs uninsured losses or liabilities, the Partnership's funds available for exploration, development and production activities will be reduced, and Partnership assets may be substantially reduced or lost completely. For a discussion of the Partners' liability, see "RISK FACTORS - Specific Risks of the Partnership: Nature of the Liability of a Partner."

COMPETITION, MARKETS AND REGULATION RISKS

The Partnership's operations may be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production operations and economics are or have been affected by price control, tax and other laws relating to the oil and gas industry, by changes in such laws and by changing administrative regulations. There are currently no price controls on oil or gas condensate. To the extent, price controls remain applicable after the enactment of the Natural Gas Wellhead Decontrol Act of 1989; the Manager is of the opinion that such controls will not have a significant impact on the prices received by the Partnership for natural gas produced in the near future. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual Partners, compliance with which is often difficult and costly and certain of which carry substantial penalties for the failure to comply. The

Manager cannot predict how existing regulations may be interpreted by enforcement agencies or the courts, nor whether amendments or additional regulations will be adopted, nor what effect such interpretations and changes may have on the Partnership's business or financial condition.

MARKETS

The ability of the Operator to market oil and gas found and produced, if any, will depend on numerous factors beyond its control, the effect of which factors cannot be accurately predicted or anticipated. These factors include the availability of other domestic and foreign production, the marketing of competitive fuels, the proximity and capacity of pipelines, fluctuations in supply and demand, the availability of a ready market and the effect of federal and state regulation of production. There is no assurance that the Project Sponsor will be able to market any oil at favorable prices, if at all.

FEDERAL TAXATION

The federal government is continually proposing tax initiatives that may affect the oil and natural gas industry, including the Partnership. Due to the preliminary nature of these proposals, the Partnership is unable to determine what effect, if any, the proposals would have on product demand or the Partnership's results of operations.

ENVIRONMENTAL REGULATION

Operations of the Partnership will be subject to numerous and constantly changing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of public health or the environment. These laws and regulations may require the acquisition of certain permits, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment, restrict or prohibit activities that could impact wetlands, endangered or threatened species or other protected natural resources and impose substantial liabilities for pollution resulting from the Partnership's operations. Such laws and regulations may substantially increase the cost of doing business and may prevent or delay the commencement or continuation of a given project.

OTHER PROPOSED LEGISLATION

In the past, Congress has been very active in the area of oil and natural gas regulation. Legislative proposals are pending in various states, which if enacted, could significantly affect the petroleum industry. No prediction can be made as to what additional legislation may be proposed, if any, affecting the competitive status of an oil and gas producer, restricting the prices at which a producer may sell its oil and gas, or the market demand for oil and gas, nor can it be predicted which proposals, including those presently under consideration, if any, might be enacted, nor when any such proposals, if enacted, might become effective.

RISKS OF OPERATIONS

LIMITED FINANCIAL RESOURCES OF THE PARTNERSHIP AND PROJECT SPONSOR

The Partnership was formed on December 19, 2017 and has limited resources. In the event that the actual costs of re-stimulation the Well exceeds the turnkey re-stimulation price for such activities, the Project Sponsor has committed the financial resources to meet such costs. In the event the Project Sponsor is unable to secure funds or pay for such work on the Well, the Partnership may be required to pay for such costs or face losing its interests in the Well.

SURROUNDING PRODUCTION

Although there have been multiple wells drilled, tested and completed on acreage in the vicinity of the Well, the production from such wells should not be deemed a guarantee that the re-stimulation of the Well will be commercially successful.

RISKS RELATING TO QUALIFICATIONS

The Sponsor, Operator and Partnership must be qualified to own interests in and operate the Well. These qualifications include being licensed to transact business in the state, having the requisite registrations in place with the various state and federal agencies with jurisdiction over the various aspects of the Partnership, including but not limited to foreign entity status registration with agencies that oversee operations of oil and gas properties. Failure to obtain necessary licensing or registrations or the failure to maintain such licensing or registrations could result in the Partnership or the Operator being required to cease operations and/or windup its affairs.

GENERAL RISKS RELATING TO TAX MATTERS.

Although participation in the Partnership is intended to appeal primarily from an economic standpoint, albeit with risk, with the hope of finding oil and/or gas in commercial quantities, favorable federal income tax treatment presently available with respect to oil and gas drilling, testing, completion and production can have a beneficial effect on the desirability of participating in an oil and gas drilling, testing, re-stimulation and completion projects for certain taxpayers. Any deductions for federal income tax purposes available to the Partner resulting from his or her participation in the Partnership and the year in which such deductions are taken may have a material effect upon the economic result afforded him or her. The benefit to a particular Partner of various deductions will depend on the nature and extent of other income, deductions and credits of that Partner. FOR THIS REASON, EACH PROSPECTIVE PARTNER IS URGED TO CONSULT HIS OR HER OWN PERSONAL TAX ADVISOR.

All federal income tax matters discussed herein are subject to change without notice by legislation, administrative action, and judicial decision. Such changes could deprive the Partnership and its Partners of certain tax benefits they might otherwise receive and may or may not be retroactive with respect to transactions occurring prior to the effective date thereof.

ALLOCATIONS FOR INCOME TAX PURPOSES

The Partnership intends to allocate among the Partners their allocable interests of income, gain, loss, deduction and credit in accordance with the terms of the Partnership Agreement. Such allocable shares shall include all of the Partnership's intangible rework and well operations and development costs ("Intangible Costs") arising from re-stimulation operations that are paid from the Partners' capital contributions. The terms of the Partnership Agreement provide for disproportionate allocations of certain costs and expenses. Specifically, Intangible Costs are wholly allocated to one subset of Partners. Each prospective Partner should individually consult with his or her tax advisor to determine the effect on their personal taxes from the disproportionate allocations.

Further, while the Partnership intends to make such allocations, no assurance can be given that the Internal Revenue Service will not challenge the allocations of federal income tax items and assert that they are properly allocable among the Partners in some other manner.

DEPLETION ALLOWANCE

Percentage depletion allowable by reason of the "independent producer exemption" will be available to the Partners who qualify as independent producers (other than those who owned a pre-October 12, 1990 interest in proven property acquired by the Partnership). Since each Partner must individually determine his or her eligibility for the "independent producer exemption", there can be no assurance that percentage depletion will be available to any particular Partner.

TAX PREFERENCE AND RECAPTURE OF INTANGIBLE COSTS AND DEPLETION

Certain Intangible Costs and depletion are tax preference items and are also subject to recapture, as ordinary income, on disposition by the Partnership of oil and gas properties at a gain, or upon disposition by a Partner of an interest in the Partnership at a gain.

PASSIVE ACTIVITY LIMITATIONS

Prior to the Merger, It is expected that the Partnership will initially incur tax losses from re-stimulation operations (primarily from deductions of Intangible Costs). The availability of tax losses generated to the Partners to offset the Partners' income from other sources depends on the classification of the Partnership's interest in the Well as a "working interest" as defined by the passive loss limitations added by the Tax Reform Act of 1986. If losses generated by the Partnership are reclassified as "passive", such losses would not be available to deduct against the Partners' income from other sources.

TAXABLE INCOME

To the extent Partners are able to deduct losses generated by the Partnership, the basis of each Partner's interest will be reduced. Amounts realized by a Partner on the sale of his or her Partnership interest may produce taxable gain that may be ordinary income to some extent. Thus, the tax deductions afforded in the early years may only defer to later years a Partner's overall federal income tax liability.

TAX PREFERENCE AND RECAPTURE OF INTANGIBLE COSTS AND DEPLETION

Certain Intangible Costs and depletion are tax preference items and are also subject to recapture, as ordinary income, on disposition by the Partnership of oil and gas properties at a gain, or upon disposition by a Partner of an interest in the Partnership at a gain.

INTERNAL REVENUE AUDIT

If the Internal Revenue Service audits the Partnership, there can be no assurance that the Service will not challenge certain deductions allocated to the Partners.

STATE AND LOCAL TAX ASPECTS

Certain states and localities in which Partners may reside or where the Partnership conducts business may levy income taxes for which such Partners may be liable in respect to their share of Partnership income, and it may be necessary for such Partners to file income tax returns with such states or localities to report such income.

EARNED BUT UNDISTRIBUTED INCOME

The Partners have no right to demand distribution of Partnership income. Therefore, each Partner may incur tax liability with respect to income earned by the Partnership and may have to pay taxes on his or her allocable share of such income regardless of whether such income is actually distributed to him or her by the Partnership.

THE PARTNERSHIP

The Partnership is a limited liability Partnership under the laws of the State of Texas, and the Partners shall have the status of Partners. The Partnership has acquired at the conclusion of this Offering and after the merger fifty-percent (50.00%) undivided Working Interest in the Well located in Weld County, Colorado. After the Merger, the Partnership will have paid, subject to the limitations of the Turnkey Re-Stimulation, a total of $331,500 to re-stimulate and return the Well to full production.

The Partnership is a newly-formed Texas limited liability Partnership. Exhibit C sets forth financial statements of the Partnership and the inception audit prepared by an independent certified public accountant. The principal office for the Partnership is located at: Affiliated Commercial Services, Inc., Manfred Sternberg, 1700 Point Oak Boulevard, Suite 600, Houston, Texas 77056.

LIMITED TRANSFERABILITY, REPURCHASE, AND RIGHT OF PRESENTMENT

LIMITED TRANSFERABILITY

The Partnership Agreement provides that a Partner is obligated to hold his or her Interest and is prohibited from transferring, assigning or otherwise disposing of same without first satisfying certain conditions.

NO RIGHT OF PRESENTMENT

Neither the Partnership nor the Manager has obligated themselves to repurchase, redeem or allow withdrawal, have not established a procedure for repurchasing, redemption or withdrawal, and have no present plan to repurchase, redeem or allow withdrawal of any Units from the Partners, other than the abandonment provisions relating to failure to pay certain assessments.

SEC CROWDFUNDING RULES ON DISPOSITION OF UNITS

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case in which they are transferred:

1. To the Partnership that sold the Partnership units;

2. To an accredited investor;

3. As part of an offering registered with the SEC (i.e. IPO); or

4. To a Partner of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a Partner of the family of the investor, or in connection with, the death or divorce of the investor.

Regardless, after the one-year holding period has expired, Prospective Partners should not plan on being able to readily transfer and/or sell his or her Interests. Currently, there is no Market or liquidity for such securities and the Partnership does not have any plans to list these securities on an exchange or other secondary market. At some point the Partnership may choose to do so, but until then, you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Partnership either sales the Working Interests, is acquired, or goes bankrupt.

PROPOSED PROJECT SCOPE DETAIL

Project information contained in this Offering Circular and other information on the Website is derived entirely from information provided to the Partnership by the Project Sponsor, the Operator, and their affiliates. Neither the Partnership or Manager have undertaken an independent analysis of the data and other information presented herein and therein to confirm the accuracy of such data and other information.

MANAGEMENT

The management of the Operations and other business of the Partnership on a day to day basis shall be the responsibility of the Manager. The Partnership Agreement provides for the initial appointment of the Manager. All decisions concerning the day-to-day business and Operations of the Partnership that are made by the Manager shall be binding upon all of the Partners and the Partnership. This Offering is made on a "best efforts" basis with the funds subscribed being used for Partnership purposes when paid. If the Manager is required to return subscription funds to the Partners, it will be the entire subscribe amount. The Manager may rely upon the services and advice of consultants including employing such engineers and marketing personnel on a consulting basis in order to have available the benefit of their specific knowledge. If the Offering is fully subscribed, the costs of such consultants shall be borne by the Partnership. There are no current legal proceedings against the Manager.

DEALINGS AMONG RELATED PARTIES

The Partnership may participate (however, it is not presently anticipated that it will do so) in joint drilling ventures and Farm Outs with other entities managed by the Manager or its Affiliates. There will be no loans between this Partnership or any other entities controlled by the Manager or its Affiliates.

TITLE TO PARTNERSHIP PROPERTIES

Title to the Partnership's interests and respective working interests in the Well will be held collectively in the name of the Partnership, except that title to such properties may be held temporarily in the names of nominees (including the Manager or an Affiliate) in order to facilitate the acquisition of such properties by the Partnership and for other valid purposes. The Manager will use its best efforts to have the appropriate title to the Well transferred to the Partnership upon completion of the Offering. The Manager does not guarantee legal title to the Well but has obtained and reviewed an attorney's division order title opinion with respect to the Well. Such a title opinion may be updated upon completion of activities. All files of the Manager will indicate that such interest is held in the name of the Partnership. If the Manager, Affiliate or other nominee holds Partnership properties in its own name, such properties, in the event of such holder's insolvency might be subject to the claims of creditors of such holder who did not have actual notice of the existence of the Partnership and of the interest of the Partnership in such properties.

MARKETING OF PRODUCTION

The Project Sponsor and its affiliated or associated companies will market the oil and gas production of the Well, if any. On behalf of the Partnership, the Manager may execute contracts for the sale of oil, gas or other hydrocarbons.

DISTRIBUTION OF REVENUES

Partnership net revenues that, in the judgment of the Manager, are not required to meet obligations of the Partnership, or held for working capital reserves, shall be distributed as often as practicable to the Partners.

INSURANCE

The Manager intends to maintain or request various types of insurance coverages in such amounts as it deems appropriate including a certificate for Well Control Insurance. The Operator is required to carry fire, lightning or explosion insurance to protect the Partnership and other Well stakeholders in case of a blowout. If any of the aforementioned events should occur, and the Partnership has not obtained adequate insurance for such event, and the Partnership is held liable for any resulting loss, it would reduce the cash available from the Partnership for distributions and might severely adversely affect the Partnership, including but not limited to total loss of all Partnership assets, and the Partners will be jointly and severally liable therefor.

SERVICES

The Manager will provide administrative and regulatory services and perform such acts, engage such persons and execute such agreements as may be necessary or in its judgment, appropriate, in order to ensure ongoing production of the Well. The Project Sponsor and Operator will be responsible to the Partnership for the Operation of the Well per the JOA. The Manager will pay and collect all monies the Partnership is obligated to pay and collect.

PARTICIPATION IN COSTS AND REVENUES WITHIN PARTNERSHIP

INTEREST OF PARTNERS

The interest of a Partner in the Partnership as it relates to the re-stimulation of the Well will be the proportion which such Partner's Unit(s) bear(s) to the total Units of all Partners in the Partnership. The fraction thus attained will represent the fractional interest of each such Partner in the costs, if any, of the Partnership attributable to the Partners relating to the re-stimulation Operations, which is one hundred percent (100%) of the costs of the Partnership. To the extent the Manager acquires Units, it will share in Partnership costs and revenues in the same manner as any other Partner who purchases Units. Expenses of operation and production incurred by the Partnership in connection with the production and marketing of any oil and gas found by the Partnership from completion Operations will be allocated to the Partners.

REVENUES AND COSTS SHARED

All deductions, credits and net losses of the Partnership, and all costs and expenses of Operation and production incurred by the Partnership in connection with production and marketing of any oil and gas found by the Partnership from Operations are shared in proportion to each Partners' share of ownership in the Partnership. After the Well is re-stimulated and the Well is brought back into production, Operating Expenses for producing Wells and General and Administrative Expenses will be deducted by the Manager from distributions, provided such distributions are available and adequate.

COMPENSATION AND REIMBURSEMENT

MANAGER

There is no accrued compensation that is due Manager, although there may be a need for reimbursement for expenses incurred by the Manager as set forth in the Partnership Agreement. The Manager will be entitled to only reimbursement of expenses, past or future, incurred while conducting business on behalf of this venture. The Partnership has no employee and neither the Manager nor any other officer of the Partnership receive or will receive salaries.

OPERATOR

After the re-stimulation is finished and the Well is brought back into production, Operations on the Well will be governed by the terms of the JOA.

TRANSFER OF UNITS

No Units may be transferred without approval of the Manager, which may be withheld for any reason or no reason.

INDEMNIFICATION

The Partnership has agreed to defend and hold the Manager harmless and to indemnify it, under certain circumstances, with respect to suits or proceedings (including appeals) to which the Manager may be a party or witness or threatened to be made a party or witness, and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that it is, or was, the Manager of the Partnership. Under such indemnification provisions, the Partnership has agreed to pay the Manager's expenses, including attorneys' fees and judgments or amounts paid in settlement. The Partnership has agreed through the Partnership Agreement set in place agreement to defend and hold the Manager harmless and to indemnify it, under certain circumstances, with respect to suits or proceedings (including appeals) to which the Manager may be a party or witness or threatened to be made a party or witness, and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that it is, or was, the Manager of the Partnership. Under such indemnification provisions, the Partnership has agreed to pay the Manager's expenses, including attorney fees and judgments or amounts paid in settlement.

CONFLICTS OF INTEREST

The Manager will be permitted to purchase oil and gas properties for its own account regardless of what business, if any, is conducted by the Partnership. Since the control of the Partnership expenditures may be at the discretion of the Manager at times during the term of its office as Manager, conflicts of interest may arise. If the Partnership later determines that any Well is unsuitable for oil and gas re-stimulation because of, among other things, lack of funds or high risks involved, or if the Well site has been downgraded by events occurring outside of the Partnership's control to the point that re-stimulation would no longer be desirable or if the Partnership determines that the best interest would otherwise be served, the Partnership may sell or otherwise dispose of the Partnership or the interest therein. Most of the areas of conflict of interest, which are described above, are common to many oil and gas operations. The terms of the Partnership Agreement are intended to ameliorate the conflicts of interest inherent in such a situation to the extent practicable, taking into consideration the uncertainties involved in attempting to determine in advance the outcome of re-stimulation operations. In connection with establishing the terms of loans or advances to the Partnership, commercial banks may consider cash balances of the Partnership that are not required for the conduct of Partnership business operations. To the extent the terms of such loans may be affected by the Partnership's deposits, the Manager may have an incentive to maintain a larger portion of the Partnership assets in the form of cash balances than would otherwise be necessary.

The Sponsor, given its carried interest and turnkey contracts, may have a conflict of interest given its incentive to engage in the re-stimulation operations on the Well.

INVESTMENT IN THE INTERESTS INVOLVES A HIGH DEGREE OF RISK, POTENTIAL CONFLICTS OF INTEREST AND SOME COMPENSATION TO THE MANAGER. SEE "RISK FACTORS," "CONFLICTS OF INTEREST" AND "COMPENSATION AND REIMBURSEMENT."NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, NEITHER THAT INFORMATION NOR THOSE REPRESENTATIONS CAN BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE MANAGER OR THE INTERMEDIARY.

THE PURPOSE OF THIS OFFERING CIRCULAR IS TO PROVIDE PROSPECTIVE PARTNERS WITH THE INFORMATION THAT THE MANAGER BELIEVES IS PERTINENT IN MAKING AN INFORMED DECISION AS TO PARTICIPATION IN THE PARTNERSHIP. HOWEVER, EACH PROSPECTIVE PARTNER IS ENCOURAGED TO MAKE FURTHER INQUIRY IN AN EFFORT TO SATISFACTORILY OBTAIN ANSWERS TO ANY QUESTIONS HE OR SHE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE THROUGH THE WEBSITE.

THIS OFFERING CIRCULAR CONTAINS SUMMARIES OF PERTINENT DOCUMENTS AS WELL AS APPLICABLE LAWS AND REGULATIONS. WHILE THE MANAGER BELIEVES THAT THESE SUMMARIES FAIRLY REFLECT AND SUMMARIZE THOSE ITEMS, THESE SUMMARIES ARE NOT COMPLETE AND ARE QUALIFIED BY REFERENCE TO THE COMPLETE TEXTS THEREOF, AND PROSPECTIVE PARTNERS ARE URGED TO CAREFULLY READ SUCH COMPLETE TEXTS.

PROSPECTIVE PARTNERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY SUBSEQUENT OR REFERENCED DOCUMENTS PROVIDED ON THE WEBSITE AS LEGAL OR TAX ADVICE. EACH PERSON IS ENCOURAGED TO SEEK INDEPENDENT LEGAL AND TAX ADVICE REGARDING HIS OR HER PARTICULAR SITUATION AND, MORE SPECIFICALLY, ANY PARTICIPATION IN THE PARTNERSHIP. EACH PROSPECTIVE PARTNER SHOULD BE AWARE THAT HE OR SHE WILL BE REQUIRED TO BEAR THE ECONOMIC RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

BECAUSE THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, THEREFORE, CANNOT BE SOLD UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE; (B) THERE IS NO PUBLIC OR OTHER MARKET FOR THE INTERESTS NOR WILL ANY SUCH MARKET DEVELOP; AND (C) TRANSFER OF THE INTERESTS IS RESTRICTED BY THE PARTNERSHIP AGREEMENT AND SEC RULES. ACCORDINGLY, IN DETERMINING WHETHER A PROSPECTIVE PARTNER CAN BEAR THE ECONOMIC RISKS OF THIS INVESTMENT, EACH PROSPECTIVE PARTNER SHOULD CONSIDER, AMONG OTHER FACTORS, WHETHER HE OR SHE CAN AFFORD TO HOLD THE INTERESTS FOR AN INDEFINITE PERIOD AND WHETHER HE OR SHE CAN AFFORD A COMPLETE LOSS OF HIS OR HER INVESTMENT.

DEFINITIONS

Certain terms as used herein have special meanings which are set forth below and other terms, of general use in the industry, are also defined below for your reference. Certain other terms are defined throughout this OFFERING CIRCULAR.

"AFFILIATE" with respect to the Manager shall mean (i) any person or entity directly or indirectly owning, controlling or holding, with power to vote, fifty percent (50%) or more of the outstanding voting securities of the Manager; (ii) any entity, fifty percent (50%) or more of which outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by the Manager; (iii) any person or entity directly or indirectly controlling, controlled by or under common control of the Manager; (iv) any officer, director or partner of the Manager; and (v) if the Manager is an officer, director, or partner, any Partnership for which the Manager acts in any such capacity.

"CAPITALIZATION PERIOD" shall mean the period-of-time during which Partners shall be accepted up to and including closing date unless extended by the Manager for a period of not more than One hundred and Twenty (120) days; provided, however, that the Manager, in its sole and absolute discretion, may terminate the Capitalization Period at any time prior to such date.

"CODE" shall mean the Internal Revenue Code of 1986, as from time to time amended and any federal legislation that may be substituted therefore.

"DRY HOLE" shall mean a wellbore which is not capable of producing oil and/or gas in commercial quantities. A well may qualify as a dry hole after re-completion is finished.

"EXPENSES AND COSTS" shall mean all of the costs and expenses of the Partnership, including but not limited to the following, each of which shall have the special meaning set forth opposite each such term:

(a) "GENERAL AND ADMINISTRATIVE EXPENSES" shall mean all customary and routine legal, accounting, geological, engineering, consulting, travel, office rent, telephone, compensation to officers and employees, and other incidental expenses of the Manager necessary to the conduct of Partnership Operations.

(b) "OPERATING EXPENSES" shall mean the customary expenses of operations of oil and/or gas wells, and producing and marketing the oil and/or gas therefrom, including but not limited to the costs of reworking or workover or similar expenses relating to any well, but excluding Drilling, Testing and Completion costs or the depletion, depreciation or amortization thereon, or the expenses for Drilling, Testing, Completion or Re-stimulation costs in or deepening to another potentially productive zone.

(c) "ORGANIZATIONAL COSTS" shall mean the aggregate of (i) expenses and application fees associated with participation in the Partnership; (ii) allocable salaries and expenses of employees and consultants of the Manager assisting with the organization and formation of the Partnership and/or the Initial Capitalization; (iii) charges of depositories in connection with the Units; (iv) reasonable attorney, accountant, and consultant fees in connection with the organization and formation of the Partnership and the preparation of this OFFERING CIRCULAR; and (v) andy General and Administrative Expenses of the Manager during the Application Period.

"FARM OUT" shall mean an agreement whereby the Partnership would agree to assign its Interest in a specific leasehold or Working Interest owned by it to other parties while retaining some part of its original interest (such as an Overriding Royalty Interest, oil and/or gas payment, offset acreage, or other type of interest) subject to the Drilling, Testing and/or Completion of one or more specified wells or other performance by the other parties as a condition of the assignment.

"INITIAL PARTNERSHIP CAPITAL" or **"INITIAL CAPITALIZATION"** shall mean the total Initial Capital Contribution to the Partnership actually paid by the Manager and the Partners with respect to the acquisition of Units.

"LEASES" shall mean the oil, gas or mineral leases on which the Well are located.

"MANAGER" shall refer to Affiliated Commercial Services, Inc {"ACSI")

"PARTNERS" shall mean all persons or entities which are a party to the Partnership Agreement and who participate in Units and are accepted as Partners pursuant to the Partnership Agreement. The term "Partner" shall mean any of the Partners and includes the Manager unless the context requires otherwise.

"NET REVENUE INTEREST" or **"NET REVENUE INTERESTS"** shall mean the revenue interest the Partnership will receive after payment of all royalties and overriding royalties.

"OPERATIONS" shall mean any activity related to (i) acquiring the Well sites; (ii) Drilling, Testing and Completion of the Well; (iii) testing, equipping, reworking, deepening, stimulating, capping or plugging the Well; (iv) installing, pumping, production, processing, gathering and/or transporting facilities to produce, process, gather and/or transport any oil and/or gas produced from the Well; or (v) conducting any activity incident to the foregoing as may be deemed necessary by the Partners in furtherance of a Partnership purpose.

"OPERATOR" is as defined in the Project Scope section.

"PARTICIPATION AGREEMENT" is the contract between the Sponsor, Operator and Partnership that sets for the terms and obligations of the parties involved to including, but not limited to the, turnkey price and funding schedule.

"PARTNERS' INITIAL CAPITAL" shall mean the total Initial Capital Contribution to the Partnership actually paid by the Partners for the acquisition of Units.

"PARTNERSHIP" shall mean this Partnership formed under the laws of the State of Texas and governed by the Partnership Agreement and the Texas Code.

"PARTNERSHIP AGREEMENT" shall mean the Partnership Agreement between as the Manager and the Partners pursuant to which the Partnership has been formed, a copy of which is attached hereto, together with all amendments thereto.

"PROCEEDS" shall mean the amount realized by the Partnership on the disposition of oil and gas.

"PRODUCTION DECLINE" shall mean the characteristic of wells in most formations, similar to certain wells in other parts of the country, to decline over time in production from a variety of factors, some of which may be corrected or ameliorated. Over the effective producing life of a given well, production levels are expected to decline in accordance with published industry data.

"RE-STIMULATION OPERATIONS" shall mean all activities relating to the re-stimulation commenced and finished in connection with the Partnership's interest in the Well.

"RE-STIMULATION PRICES" shall mean the prices to be paid by the Partnership to Operator to perform the Re-stimulation Contract.

"SUBSEQUENT OPERATIONS" shall mean activities not part of Re-Stimulation Operations, which the Partner(s) or Manager deems necessary to the Partnership activities.

"TEXAS CODE" means the Texas Business Organizations Code, as from time to time amended.

"UNITS" shall mean Interests in the Partnership initially authorized under the Partnership Agreement and allocated to the Partners as shown on the books and records of the Partnership.

"VOTE" refers to the right of the Partners, subject to all limitations set forth below and in the Partnership Agreement, to decide any matter that may be submitted for decision by the Partners in accordance with the express written terms of the Partnership Agreement or under the provisions of the Texas Code. Each Partner, including the Manager, shall be entitled to Vote, the weight given to such Vote shall be based upon the number, or fraction thereof, of Units held of record by him or her on the date when notice is given of the matter to be voted on or consented to by the Partners. Except as otherwise expressly provided in the Partnership Agreement, a Vote of the Partners owning a simple majority of the Units shall be sufficient to pass and approve any matter submitted to a Vote of the Partners. Whenever a Vote of the Partners is required or permitted, a written consent to the action to be taken signed by the Partners holding the required percentage may be used in lieu of holding a formal meeting at which a Vote is taken.

"WEBSITE" or "Site" means *crudefunders.com*.

"WELLBORE" shall mean the hole of the Well drilled by the bit (borehole) and not an interest in the leases upon which the Wells' Wellbores are located.

"WORKING INTEREST" or **"WORKING INTERESTS"** shall mean the interest in the Well which is subject to some portion of the expense of Drilling, Testing, Completion, stimulation, development, Operation, or maintenance.

WEBSITE CONTENTS

In order to provide transparency and efficiency to the fund-raising process and save paper, in addition to this Offering Circular, we provide the following documents on the Website and must be downloaded prior to submitting to purchase any Unit(s):

- Partnership Agreement
- Subscription Agreement